[SIDLEY AUSTIN LLP LETTERHEAD]

March 27, 2007

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: David Roberts

  Re:
  KKR Financial Holdings LLC
  Registration Statement on Form S-4
  Filed February 9, 2007
  File No. 333-140586

Ladies and Gentlemen:

        On behalf of KKR Financial Holdings LLC (the "Company"), we are writing in response to the comments contained in the Staff's comment letter dated March 26, 2007 (the "Comment Letter") with respect to the Company's Registration Statement on Form S-4, File No. 333-140586, filed on February 9, 2007 and amended on March 15, 2007 (the "Form S-4"), relating to the restructuring plan to cause KKR Financial Corp., a Maryland corporation, to become a subsidiary of the Company, which is to become publicly traded, and to undertake certain other related transactions (the "Conversion Transaction"). The Conversion Transaction is summarized on pages 4 through 12 of the Form S-4. On the date hereof, the Company has filed Amendment No. 2 to the Form S-4 ("Amendment No. 2") incorporating the revisions described herein. In addition, Amendment No. 2 includes changes that convert the proxy statement from a special meeting of stockholders to KKR Financial Corp.'s 2007 annual meeting of stockholders. For your convenience, three (3) copies of Amendment No. 2, which has been marked to show the changes from the original Form S-4, are also being delivered to Mr. David Roberts. For the convenience of the Staff's review, we have set forth the comments contained in the Comment Letter along with the responses of the Company. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 2. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

        The responses to the Staff's comments set forth in the Comment Letter are as follows:

Interests of Certain Persons in the Conversion Transaction, page 10

1.
Refer to the bullet point titled "Ownership by Directors and Officers." Please revise to identify the "certain senior members of KKR Financial LLC" referenced in the last sentence. Provide conforming disclosure on page 63.

    The Company has identified the "certain senior members of KKR Financial LLC" on page 11 as Mark. D. Lerdal and Ryan J. Marshall and has revised page 64 to provide conforming disclosure.

Structure of KKR Financial Holdings LLC Following the Conversion Transaction, page 55

2.
We reissue comment 14 in part. Please revise the chart to disclose the ownership percentage of each of the noted entities. For instance, but without limitation, please note the 125 Preferred Stockholders' ownership interest in KKR Financial Corp. Also, please revise to note who owns the remaining 50.1% interest in KKR Financial Holdings I, L.P.

    The Company has revised the chart on page 56 to disclose the ownership percentage of each of the noted entities, and to note that the 50.01% of the equity of KKR Financial Holdings I, L.P. not owned by KKR Financial Holdings LLC is owned by a wholly-owned subsidiary of KKR Financial LLC (0.02%) and three private investment funds (49.99%) that are managed by KKR Strategic Capital Management, L.L.C., an affiliate of KKR Financial LLC.

Secured Liquidity Note Subsidiaries, page 56

3.
We note your response to comment 15. A number of the ratings you provided us with are as of 2005. Please advise us as to whether these are the most current ratings of your notes.

    The Company confirms that the ratings provided on page 57 are the most current written ratings for the Company's notes. The rating agencies have confirmed the ratings telephonically and by email subsequent to 2005.

Our Reason for the Conversion Transaction and the Merger, page 61

4.
We note your response to comment 17. Please revise your disclosure in this section to note that you do not have any agreements in place with KKR regarding any business opportunities.

    The Company has revised the disclosure on page 62 to note that it does not have any agreements in place with KKR regarding any business opportunities.

Other Effects on the Merger, page 64

5.
In response to comment 11, you revised the Risk Factors section on page 39 to note that your credit facility includes covenants restricting your ability to engage in mergers and to engage in transactions with affiliates. Please revise this section to describe any material impact on your credit facility as a result of this merger.

    The Company has revised the disclosure on page 66 to indicate that the Company, in connection with the Conversion Transaction, will amend its credit facility and certain other financing facilities to add KKR Financial Holdings LLC as a borrower and to permit the Conversion Transaction. The Company does not otherwise expect that any material modifications will be made to any of the covenants contained in the Company's financing facilities.

Pro Forma Balance Sheet Information, page 70

6.
Please label your pro forma balance sheet as unaudited.

    The Company has labeled its pro forma balance sheet as unaudited on page 71 and 72.

Our Officers, Our Manager and the Management Agreement, page 72

7.
We reissue comment 21 in part. Please revise to note whether your Manager has an agreement in place whereby KKR will provide your Manager with any type of support or assistance in performing its management functions.

    The Company has revised the disclosure on page 80 to note that it does not have an agreement in place whereby KKR will provide the Company's Manager with any type of support or assistance in performing its management functions.

Description of Shares of KKR Financial Holdings LLC, page 89

8.
The legal opinion filed as Exhibit 5.1 states that your common shareholders "may be obligated to make payments as set forth in the LLC Agreement." Please revise this section to describe the payments that your common shareholders may be obligated to make.

    The legal opinion has been revised specifically to refer to the payments that the common shareholders may be obligated to make under the the LLC Agreement. In addition, the Company has revised the disclosure on page 111 to note that to the extent a distribution to the common shareholder violates Section 18-607 of the Delaware Limited Liability Company Act, the common shareholder may be obligated to repay any funds wrongfully distributed to it.

9.
To the extent that shares issued in the merger are subject to future assessments, please provide us with your analysis of whether future assessments would constitute an offer or sale of new securities and, if so, how they will comply with Section 5 of the Securities Act.

    The Company believes this comment to have been motivated by the qualification in the opinion related to payments set forth in the LLC Agreement. Such obligations would be exclusively related to wrongful distributions and would not be additional contributions of capital. Accordingly, the Company does not believe that the shares issued in the merger will be "assessable stock" as that term is defined under Rule 136(c) of the Securities Act. In the event a security holder fails to discharge the obligation to make such payments, no redemption in any holder's equity in KKR Financial Holdings LLC would ensue and KKR Financial Holdings LLC would not be entitled to sell the membership interest at public auction or otherwise.

Part II

Item 22. Undertakings, page II-3

10.
Please revise to provide the undertakings required by Items 512(a)(5) and 512(a)(6) of Regulation S-K.

    The Company has included the undertakings required by Items 512(a)(5) and 512(a)(6) of Regulation S-K on page II-4.

Exhibit 5.1

11.
We note that counsel has relied solely upon its review of the documents identified in the opinion letter and additional matters recited or assumed in the opinion letter. Please tell us why counsel did not review resolutions of the board of directors authorizing the merger and the issuance of shares in the merger. In the absence of such resolutions, the basis for counsel's opinion that the shares will be validly issued is not clear. In addition, provide a revised opinion that includes counsel's determination that the shares are duly authorized.

    The legal opinion has been revised to include various resolutions of the board of directors and the sole member authorizing the merger and the issuance of the shares in the merger as being examined for the purposes of giving the opinions thereunder. In Section 2.1(b) of the LLC Agreement, the issuance of shares in the merger is specifically authorized, and thus no further action of the board of directors is required in respect of the issuance of the shares in the merger. The legal opinion has been revised to include counsel's determination that the shares to be issued in the merger have been duly authorized.

12.
Refer to the last paragraph on page 2 of the opinion letter. The assumptions in clauses (iv) and (v) do not appear to be appropriate with respect to the registrant; these assumptions are conclusions of law that are a necessary requirement to counsel's opinion that the shares will be validly issued. Please provide a revised opinion that limits these assumptions to parties other than KKR Financial Holdings LLC.

    The legal opinion has been revised to limit the referenced assumptions to parties other than KKR Financial Holdings LLC.

13.
We note that counsel's opinion that the shares have been fully paid and non-assessable is subject to certain qualifications. Please note that you must file an unqualified legal opinion that affirmatively opines that the common shares are fully paid before we are able to declare this registration statement effective.

    The legal opinion has been revised to include an unqualified legal opinion that affirmatively opines that the common shares are fully paid and non-assessable.

* * * * *

        If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (312) 853-2217.

Very truly yours,
/s/ Michael A. Gordon Michael A. Gordon
cc:	David A. Netjes Andrew J. Sossen Jeffrey B. Van Horn